CHARLENE GRANT

Vice President, Counsel

Phone: 949-219-7286

Fax: 949-219-3706

Charlene.Grant@pacificlife.com

July 14, 2016

Deborah D. Skeens

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Registration Statement for MVP VUL Accumulator Flexible Premium Life Insurance Policy (File Number 333-209919) funded by Pacific Select Exec Separate Account (File Number 811-05563) of Pacific Life Insurance Company

On behalf of Pacific Life Insurance Company (“Pacific Life”) and Pacific Select Exec Separate Account of Pacific Life (811-05563) (hereinafter collectively referred to as “Registrant”), set forth below is the tandy representation in connection with the above referenced Registration Statement.

The Registrant acknowledges that the Commission staff has not passed upon the accuracy or adequacy of the above-referenced filings. The Registrant further acknowledges that: should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please contact the undersigned at (949) 219-7286.

Sincerely,

/s/ Charlene Grant

Charlene Grant